Filed pursuant to Rule 433
Registration File No. 333-290253
Free Writing Prospectus

Robinhood Ventures Fund I

Meet the CEOs

Learn about some of the portfolio companies in RVI, straight from the CEOs.

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Reminder: learn more about Robinhood Ventures Fund I from the CEOs of some of the companies represented, and request shares now.

New videos are live in-app featuring:

- **Databricks** CEO Ali Ghodsi
- **Mercor** CEO Brendan Foody
- **Airwallex** CEO Jack Zhang
- **Ramp** CEO Eric Glyman
- **Boom** CEO Blake Scholl
- **Oura** CEO Tom Hale

Watch the interviews

Robinhood Ventures Fund I (“RVI” or the “Fund”) has filed a registration statement (including a preliminary prospectus) on Form N-2 (File No. 333-290253) with the Securities and Exchange Commission (the “SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents RVI has filed with the SEC for more complete information about RVI and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of RVI before investing. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. There are risks inherent in any investment, including the possible loss of up to 100% of invested capital. There can be no assurance that fund objectives will be achieved. Closed-end funds frequently trade at a discount to their net asset value. RVI is a newly organized, non-diversified closed-end fund investing in a concentrated portfolio of private “Frontier Companies.” This investment strategy entails limited information, illiquidity, valuation uncertainty, and risk of loss; shares and the value of the Fund’s Net Assets may be volatile and shares may trade at a discount or premium, and exposures may be via illiquid private vehicles with capital calls and extra fees. The Fund may use leverage, has limited operating history, and does not anticipate that it will pay dividends on a quarterly basis or become a predictable distributor of dividends, all of which can reduce or delay returns. “Net Assets” means the total assets of the Fund minus the Fund's liabilities. A “Frontier Company” means a private company that, in the Adviser’s view, is a best-in-class, growing business operating at the cutting edge of its sector or industry. A company is “best-in- class” if the Adviser believes it has one or more competitive advantages relative to other companies in its sector. Closed-end funds, unlike open-end funds, are not continuously offered and shares cannot be redeemed with the Fund. After the initial public offering, shares are sold on the open market through a stock exchange. Even if listed on a stock exchange, an active market may not develop, and you may be unable to sell your shares or access your money for an indefinite period of time.

The Fund pays the Adviser a Management Fee calculated and payable quarterly at the annual rate of 2.00% of the value of the Fund's Net Assets determined quarterly as of the end of each quarter. “Net Assets” means the total assets of the Fund minus the Fund's liabilities. For purposes of determining the Management Fee payable to the Adviser, the Fund's Net Assets will be calculated prior to the reduction for any fees and expenses of the Fund for that month, including, without limitation, the Management Fee and/or any distributions by the Fund. The Adviser has contractually agreed to reduce its Management Fee to an annual rate of 1.00% for a six-month period following the Fund’s initial public offering (the “Management Fee Waiver Agreement”). Unless the Management Fee Waiver Agreement is otherwise extended by agreement between the Fund and the Adviser, the Management Fee payable by the Fund upon conclusion of the six-month term will be at the annual rate of 2.00%. The Adviser may not terminate the Management Fee Waiver Agreement during its six-month term and the amounts waived are not subject to recoupment.
The Fund will also bear additional fees and expenses including, without limitation, those associated with the organization, offering, and ongoing operation of the Fund, as well as those imposed by any special purpose vehicles through which the Fund gains indirect exposure to investments. These fees and expenses are in addition to the Management Fee, and will reduce the value of the Fund’s Net Assets.
The third party speakers are not employed by or affiliated with Robinhood Markets, Inc., its subsidiaries, or RVI (“Robinhood”). Views are their own and do not necessarily reflect Robinhood. The Fund is an equity investor in this portfolio company and otherwise has no relationship with this company.
All rights to the trademarks included herein, other than RVI’s trademarks, belong to their respective owners and our use hereof does not imply any endorsement by the owners of these trademarks.
Robinhood Ventures is the investment adviser for RVI. Robinhood Ventures is the d b a name for Robinhood Ventures DE, LLC (“R H V” or “Adviser”). RHV is a wholly owned subsidiary of Robinhood Markets, Inc. Robinhood and its affiliates generally earn more money from affiliated funds (like RVI) than from unaffiliated funds. See the prospectus here.